SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Notice of 2015 Annual General Meeting;

99.2	Circular of 2015 Annual General Meeting;

99.3	Form of Proxy for the 2015 Annual General Meeting;

99.4	Notice of Attendance for 2015 Annual General Meeting; and

99.5	2016 First Quarterly Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 29, 2016	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

NOTICE OF 2015 ANNUAL GENERAL MEETING

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all the members of its board of directors (the “Board”) warrant the truthfulness, accuracy and completeness of the information contained in this notice and jointly accept full responsibility for any false representation or misleading statements contained in, or material omissions from, this notice.

NOTICE IS HEREBY GIVEN THAT the 2015 annual general meeting of the Company (the “AGM”) is to be held at Function Room, 2/F, North Building, Jinshan Hotel, No.1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 15 June 2016 at 2:00 p.m.

Items to be considered at the AGM

1.	Ordinary Resolutions

To consider and pass the following ordinary resolutions by way of non-cumulative voting:

(1)	2015 Work Report of the Board of the Company;

(2)	2015 Work Report of the Supervisory Committee of the Company;

(3)	2015 Audited Financial Statements of the Company;

(4)	2015 Profit Distribution Plan of the Company;

(5)	2016 Financial Budget Report of the Company; and

(6)	The re-appointment of PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2016, and the authorization to the Board to fix their remuneration.

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NOTICE OF ANNUAL GENERAL MEETING

2.	Special Resolution

To consider and pass the following special resolution by way of non-cumulative voting:

(7)	The amendments to both the articles of association of the Company and appendices of those articles as proposed by the Board, and the authorization to the secretary of the Board to, on behalf of the Company, transact all relevant matters in relation to such amendments regarding any applications, approvals, disclosure, registrations and filings (including wording amendments as requested by the regulatory authorities).

For details of the amendments to both the articles of association of the Company and appendices of those articles, please refer to the announcement of the Company dated 16 March 2016 in relation to resolutions of the eleventh meeting of the eighth session of the Board (which was published on China Securities Journal, Shanghai Securities News and Securities Times, and the websites of the Shanghai Stock Exchange, Hong Kong Exchanges and Clearing Limited and the Company on 17 March 2016), or the Appendix to the circular of the Company to the holders of the Company’s H shares dated 27 April 2016.

Details of the resolutions proposed at the AGM are available on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk), and are also published in the circular of the Company to the holders of the Company’s H shares dated 27 April 2016.

By order of the Board
Sinopec Shanghai Petrochemical Company
Limited Zhang Jianbo
Joint Company Secretary

Shanghai, the PRC, 27 April 2016

As at the date of this notice, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin, and the Independent Non-executive Directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.

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NOTICE OF ANNUAL GENERAL MEETING

Notes:

I.	Attendee of the AGM

1.	Eligibility for attending the AGM

Holders of A shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 13 May 2016 are eligible to attend the AGM. Unregistered holders of H shares who wish to attend the AGM shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Friday, 13 May 2016.

2.	Proxy

(1)	A member eligible to attend and vote at the AGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.

(2)	A proxy should be appointed by a written instrument signed by the shareholder or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)	To be valid, the power of attorney or other authorisation document(s) which has/have been notarised together with the completed form of proxy must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the AGM or any adjournment thereof (as the case may be). Holders of A shares shall deliver the relevant document(s) to the Company (the address is No. 48 Jinyi Road, Jinshan District Shanghai, the PRC, Postal code: 200540). Holder of H shares shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the shareholder will be deemed as having not attended the AGM and the relevant proxy form will be deemed void.

3.	The directors, the supervisors and the senior management of the Company

4.	The lawyers of the Company

5.	Others

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NOTICE OF ANNUAL GENERAL MEETING

II.	Registration procedures for attending the AGM

1.	A shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the AGM. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.	Shareholders who intend to attend the AGM should complete and return the notice of attendance for 2015 AGM to the Company before Thursday, 26 May 2016. For details, please refer to the notice of attendance for 2015 AGM.

III.	Miscellaneous

1.	Each shareholder or his/her proxy shall exercise his/her voting rights by way of poll.

2.	The AGM is expected to last for less than a working day. Shareholders or their proxies who will attend the AGM shall be responsible for their own transportation and accommodation expenses.

3.	Notes to the holders of the Company’s H shares

Date of closure of register of shareholders in relation to the qualification of attending the AGM

The Company will close the register of members of the Company’s H shares from Monday, 16 May 2016 to Wednesday, 15 June 2016 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm its shareholders’ entitlement to attend the AGM. Holders of the Company’s H shares who wish to attend and vote at the AGM should lodge transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Friday, 13 May 2016.

Date of closure of register of shareholders in relation to the distribution of final dividends to holders of the Company’s H shares

The Board has proposed the distribution of a dividend of RMB1.00 (tax inclusive) per 10 shares for the year ended 31 December 2015 (the “Final Dividends”). Subject to the passing of Resolution no. 4 by shareholders of the Company at the AGM, the Final Dividends will be distributed on or around Friday, 15 July 2016 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Wednesday, 29 June 2016. The Final Dividends were denominated and declared in Renminbi. The Final Dividends payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividends at the AGM.

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NOTICE OF ANNUAL GENERAL MEETING

The Company will close the register of members of the Company’s H shares from Friday, 24 June 2016 to Wednesday, 29 June 2016 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm the shareholders’ entitlement to receive the Final Dividends. Holders of the Company’s H shares who wish to receive the Final Dividends should lodge the transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Thursday, 23 June 2016.

Withholding of both corporate and individual income tax on dividends

Pursuant to the Law of the People’s Republic of China on Enterprise Income Tax which took effect from 1 January 2008 and its implementation rules and the relevant provisions, when the Company distributes dividends to its shareholders who are overseas non-resident enterprises with their names appear on the register of members of H shares of the Company, the Company has the obligation to withhold the enterprise income tax at a rate of 10%. All shares registered in the name of non-individual shareholders on the register of members of H shares, including HKSCC (Nominees) Limited, other enterprise nominees and trustees, or other groups and organizations will be treated as shares held by non-resident enterprise shareholders and, thus, the income tax will be withheld on the dividends received. If any holder of the Company’s H shares would like to change his/her/ its residency status, please enquire about relevant procedures with his/her/its nominee or trustee.

Pursuant to the Guo Shui Han 2011 No. 348 issued by the State Administration of Taxation, for individual holders of the Company’ s H shares (the “Individual H Shareholders” ), the Company shall withhold and pay the individual income tax for dividends on behalf of such shareholders. Meanwhile, the Individual H Shareholders may be entitled to relevant tax preferential treatments under the tax agreements between the PRC and the countries in which the Individual H Shareholders reside or under the tax arrangements between Mainland China and Hong Kong (Macau). For Individual H Shareholders who are Hong Kong or Macau residents or who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of lower than 10% in respect of dividend, the Company will withhold and pay individual income tax at the rate of 10% on behalf of such Individual H Shareholders. For Individual H Shareholders who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of lower than 10% in respect of dividend, the Company may make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Announcement of the State Administration of Taxation in relation to Issuance of the “Administrative Measures on Preferential Treatment Entitled by Non-residents Under Tax Treaties” ( ). For Individual H Shareholders who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of higher than 10% but lower than 20% in respect of dividend, the Company will withhold and pay individual income tax at the actual agreed tax rate on behalf of such Individual H Shareholders. For Individual H Shareholders who reside in a country which has not entered into any tax agreement with the PRC or which has entered into a tax agreement with the PRC stipulating a tax rate of 20% in respect of dividend, or under any other circumstances, the Company will withhold and pay the individual income tax at a tax rate of 20% on behalf of such Individual H Shareholders.

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NOTICE OF ANNUAL GENERAL MEETING

Pursuant to the Notice on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui 2014 No.81):

For dividends gained by the mainland investors who invest in H shares of the Company via the Shanghai-Hong Kong Stock Connect, the Company will withhold and pay income tax at the rate of 20% on behalf of such individuals and investment funds. The Company will neither withhold nor pay income tax of the dividends gained by corporate investors, and the tax should be paid by the corporate investors themselves.

For dividends gained by Hong Kong investors (enterprises or individuals) that invest in A shares of the Company via the Shanghai-Hong Kong Stock Connect, income tax shall be withheld at the tax rate of 10% by the Company and the Company shall undergo the procedure of tax withholding and declaration with the competent tax authorities. For investors who reside in a country which has entered into a tax agreement with the PRC stipulating a tax rate of less than 10% in respect of dividend, the enterprises or individuals may apply to the competent taxation authority of the Company for tax preference of the tax agreement on its own or authorize the tax withholding obligator to file such an application. The competent taxation authority of the Company will, after verification and approval, refund the taxes based on the difference between the taxes levied and the taxes payable calculated according to the tax rate of the tax agreement.

The Company will determine the country of residence of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company’s H shares (the “Registered Address”) as at the close of business on Wednesday, 29 June 2016 and will withhold and pay individual income tax on that basis. If the country of residence of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the Company’s H shares share registrar and provide relevant supporting documents not later than 4:30 p.m. on Thursday, 23 June 2016 and the contact details are as follows: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the Individual H Shareholders do not provide relevant supporting documents to the Company’s H share registrar within the time limit stated above, the Company will determine the country of residence of the Individual H Shareholders based on the Registered Address recorded in the register of members of the Company’s H shares as at the close of business on Wednesday, 29 June 2016.

The Company will assume no liability and will not entertain any claims arising from and whatsoever in respect of any delayed or inaccurate determination of the residency status of the shareholders of the Company or any disputes over the tax withholding mechanism.

If holders of the Company’s H shares have any questions regarding the aforesaid arrangements, please consult taxation advisors on the taxation impact in Mainland China, Hong Kong and other countries (regions) for owning and disposing of the Company’s H shares.

The share registration date, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced in a separate public announcement.

4.	The Secretariat for the AGM is: The Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited, the contact details are as follows:

No. 48 Jinyi Road, Jinshan District

Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050

6

Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular, together with the enclosed form of proxy and notice of attendance, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

NOTICE OF 2015 ANNUAL GENERAL MEETING

2015 WORK REPORT OF BOARD OF DIRECTORS

2015 WORK REPORT OF SUPERVISORY COMMITTEE

2015 AUDITED FINANCIAL STATEMENTS

2015 PROFIT DISTRIBUTION PLAN

2016 FINANCIAL BUDGET REPORT

RE-APPOINTMENT OF DOMESTIC AND INTERNATIONAL AUDITORS

AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE

COMPANY AND APPENDICES OF THOSE ARTICLES

A notice convening the 2015 annual general meeting of Sinopec Shanghai Petrochemical Company Limited to be held at Function Room, 2/F, North Building, Jinshan Hotel, No.1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 15 June 2016 at 2:00 p.m. is set out on pages 1 to 6 of this circular. Whether or not you are able to attend the 2015 annual general meeting in person, please complete the enclosed form of proxy of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the 2015 annual general meeting or any adjournment thereof (as the case may be).

Completion and return of the form of proxy of the Company will not preclude you from attending and voting in person at the 2015 annual general meeting or any adjournment thereof (as the case may be) if you so wish.

A shareholder or his/her/its proxy shall produce necessary proof of identity and provide information which enables the Company to confirm his/her/its identity as a shareholder. For details, please refer to Part 2 of the Notice of 2015 Annual General Meeting, “Registration procedures for attending the Annual General Meeting”.

27 April 2016

NOTICE OF ANNUAL GENERAL MEETING

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

NOTICE OF 2015 ANNUAL GENERAL MEETING

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all the members of its board of directors (the “Board”) warrant the truthfulness, accuracy and completeness of the information contained in this notice and jointly accept full responsibility for any false representation or misleading statements contained in, or material omissions from, this notice.

NOTICE IS HEREBY GIVEN THAT the 2015 annual general meeting of the Company (the “AGM”) is to be held at Function Room, 2/F, North Building, Jinshan Hotel, No.1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 15 June 2016 at 2:00 p.m.

Items to be considered at the AGM

1.	Ordinary Resolutions

To consider and pass the following ordinary resolutions by way of non-cumulative voting:

(1)	2015 Work Report of the Board of the Company;

(2)	2015 Work Report of the Supervisory Committee of the Company;

(3)	2015 Audited Financial Statements of the Company;

(4)	2015 Profit Distribution Plan of the Company;

(5)	2016 Financial Budget Report of the Company; and

(6)	The re-appointment of PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2016, and the authorization to the Board to fix their remuneration.

1

NOTICE OF ANNUAL GENERAL MEETING

2.	Special Resolution

To consider and pass the following special resolution by way of non-cumulative voting:

(7)	The amendments to both the articles of association of the Company and appendices of those articles as proposed by the Board, and the authorization to the secretary of the Board to, on behalf of the Company, transact all relevant matters in relation to such amendments regarding any applications, approvals, disclosure, registrations and filings (including wording amendments as requested by the regulatory authorities).

For details of the amendments to both the articles of association of the Company and appendices of those articles, please refer to the announcement of the Company dated 16 March 2016 in relation to resolutions of the eleventh meeting of the eighth session of the Board (which was published on China Securities Journal, Shanghai Securities News and Securities Times, and the websites of the Shanghai Stock Exchange, Hong Kong Exchanges and Clearing Limited and the Company on 17 March 2016), or the Appendix to the circular of the Company to the holders of the Company’s H shares dated 27 April 2016.

Details of the resolutions proposed at the AGM are available on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk), and are also published in the circular of the Company to the holders of the Company’s H shares dated 27 April 2016.

By order of the Board
Sinopec Shanghai Petrochemical Company
Limited Zhang Jianbo
Joint Company Secretary

Shanghai, the PRC, 27 April 2016

As at the date of this notice, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin, and the Independent Non-executive Directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.

2

NOTICE OF ANNUAL GENERAL MEETING

Notes:

I.	Attendee of the AGM

1.	Eligibility for attending the AGM

Holders of A shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 13 May 2016 are eligible to attend the AGM. Unregistered holders of H shares who wish to attend the AGM shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Friday, 13 May 2016.

2.	Proxy

(1)	A member eligible to attend and vote at the AGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.

(2)	A proxy should be appointed by a written instrument signed by the shareholder or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)	To be valid, the power of attorney or other authorisation document(s) which has/have been notarised together with the completed form of proxy must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the AGM or any adjournment thereof (as the case may be). Holders of A shares shall deliver the relevant document(s) to the Company (the address is No. 48 Jinyi Road, Jinshan District Shanghai, the PRC, Postal code: 200540). Holder of H shares shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the shareholder will be deemed as having not attended the AGM and the relevant proxy form will be deemed void.

3.	The directors, the supervisors and the senior management of the Company

4.	The lawyers of the Company

5.	Others

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NOTICE OF ANNUAL GENERAL MEETING

II.	Registration procedures for attending the AGM

1.	A shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the AGM. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.	Shareholders who intend to attend the AGM should complete and return the notice of attendance for 2015 AGM to the Company before Thursday, 26 May 2016. For details, please refer to the notice of attendance for 2015 AGM.

III.	Miscellaneous

1.	Each shareholder or his/her proxy shall exercise his/her voting rights by way of poll.

2.	The AGM is expected to last for less than a working day. Shareholders or their proxies who will attend the AGM shall be responsible for their own transportation and accommodation expenses.

3.	Notes to the holders of the Company’s H shares

Date of closure of register of shareholders in relation to the qualification of attending the AGM

The Company will close the register of members of the Company’s H shares from Monday, 16 May 2016 to Wednesday, 15 June 2016 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm its shareholders’ entitlement to attend the AGM. Holders of the Company’s H shares who wish to attend and vote at the AGM should lodge transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Friday, 13 May 2016.

Date of closure of register of shareholders in relation to the distribution of final dividends to holders of the Company’s H shares

The Board has proposed the distribution of a dividend of RMB1.00 (tax inclusive) per 10 shares for the year ended 31 December 2015 (the “Final Dividends”). Subject to the passing of Resolution no. 4 by shareholders of the Company at the AGM, the Final Dividends will be distributed on or around Friday, 15 July 2016 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Wednesday, 29 June 2016. The Final Dividends were denominated and declared in Renminbi. The Final Dividends payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividends at the AGM.

4

NOTICE OF ANNUAL GENERAL MEETING

The Company will close the register of members of the Company’s H shares from Friday, 24 June 2016 to Wednesday, 29 June 2016 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm the shareholders’ entitlement to receive the Final Dividends. Holders of the Company’s H shares who wish to receive the Final Dividends should lodge the transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Thursday, 23 June 2016.

Withholding of both corporate and individual income tax on dividends

Pursuant to the Law of the People’s Republic of China on Enterprise Income Tax which took effect from 1 January 2008 and its implementation rules and the relevant provisions, when the Company distributes dividends to its shareholders who are overseas non-resident enterprises with their names appear on the register of members of H shares of the Company, the Company has the obligation to withhold the enterprise income tax at a rate of 10%. All shares registered in the name of non-individual shareholders on the register of members of H shares, including HKSCC (Nominees) Limited, other enterprise nominees and trustees, or other groups and organizations will be treated as shares held by non-resident enterprise shareholders and, thus, the income tax will be withheld on the dividends received. If any holder of the Company’s H shares would like to change his/her/ its residency status, please enquire about relevant procedures with his/her/its nominee or trustee.

Pursuant to the Guo Shui Han 2011 No. 348 issued by the State Administration of Taxation, for individual holders of the Company’ s H shares (the “Individual H Shareholders” ), the Company shall withhold and pay the individual income tax for dividends on behalf of such shareholders. Meanwhile, the Individual H Shareholders may be entitled to relevant tax preferential treatments under the tax agreements between the PRC and the countries in which the Individual H Shareholders reside or under the tax arrangements between Mainland China and Hong Kong (Macau). For Individual H Shareholders who are Hong Kong or Macau residents or who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of lower than 10% in respect of dividend, the Company will withhold and pay individual income tax at the rate of 10% on behalf of such Individual H Shareholders. For Individual H Shareholders who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of lower than 10% in respect of dividend, the Company may make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Announcement of the State Administration of Taxation in relation to Issuance of the “Administrative Measures on Preferential Treatment Entitled by Non-residents Under Tax Treaties” ( ). For Individual H Shareholders who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of higher than 10% but lower than 20% in respect of dividend, the Company will withhold and pay individual income tax at the actual agreed tax rate on behalf of such Individual H Shareholders. For Individual H Shareholders who reside in a country which has not entered into any tax agreement with the PRC or which has entered into a tax agreement with the PRC stipulating a tax rate of 20% in respect of dividend, or under any other circumstances, the Company will withhold and pay the individual income tax at a tax rate of 20% on behalf of such Individual H Shareholders.

5

NOTICE OF ANNUAL GENERAL MEETING

Pursuant to the Notice on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui 2014 No.81):

For dividends gained by the mainland investors who invest in H shares of the Company via the Shanghai-Hong Kong Stock Connect, the Company will withhold and pay income tax at the rate of 20% on behalf of such individuals and investment funds. The Company will neither withhold nor pay income tax of the dividends gained by corporate investors, and the tax should be paid by the corporate investors themselves.

For dividends gained by Hong Kong investors (enterprises or individuals) that invest in A shares of the Company via the Shanghai-Hong Kong Stock Connect, income tax shall be withheld at the tax rate of 10% by the Company and the Company shall undergo the procedure of tax withholding and declaration with the competent tax authorities. For investors who reside in a country which has entered into a tax agreement with the PRC stipulating a tax rate of less than 10% in respect of dividend, the enterprises or individuals may apply to the competent taxation authority of the Company for tax preference of the tax agreement on its own or authorize the tax withholding obligator to file such an application. The competent taxation authority of the Company will, after verification and approval, refund the taxes based on the difference between the taxes levied and the taxes payable calculated according to the tax rate of the tax agreement.

The Company will determine the country of residence of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company’s H shares (the “Registered Address”) as at the close of business on Wednesday, 29 June 2016 and will withhold and pay individual income tax on that basis. If the country of residence of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the Company’s H shares share registrar and provide relevant supporting documents not later than 4:30 p.m. on Thursday, 23 June 2016 and the contact details are as follows: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the Individual H Shareholders do not provide relevant supporting documents to the Company’s H share registrar within the time limit stated above, the Company will determine the country of residence of the Individual H Shareholders based on the Registered Address recorded in the register of members of the Company’s H shares as at the close of business on Wednesday, 29 June 2016.

The Company will assume no liability and will not entertain any claims arising from and whatsoever in respect of any delayed or inaccurate determination of the residency status of the shareholders of the Company or any disputes over the tax withholding mechanism.

If holders of the Company’s H shares have any questions regarding the aforesaid arrangements, please consult taxation advisors on the taxation impact in Mainland China, Hong Kong and other countries (regions) for owning and disposing of the Company’s H shares.

The share registration date, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced in a separate public announcement.

4.	The Secretariat for the AGM is: The Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited, the contact details are as follows:

No. 48 Jinyi Road, Jinshan District

Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050

6

APPENDIX	AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF SINOPEC
SHANGHAI PETROCHEMICAL COMPANY LIMITED AND APPENDICES

1	Amendments to Articles of Association

Current Articles in Articles of Association

Article 42

The Company’s share certificates shall be signed by the chairman of the board of directors. If the stock exchange where the shares are listed requires other senior officer’s signature, such signature shall be included. The share certificates shall be effective with affixure of the Company’s seal or a facsimile seal. Authorization from the board of directors is required for affixing the Company seal to share certificates. Signature of the chairman or other senior officer may be made by facsimile signatures.

Article 44

The Company shall maintain a copy of the register of holders of overseas listed foreign shares at the legal address of the Company. The overseas agency so appointed shall ensure from time to time the consistency between the original and the copy of the register of holders of overseas listed foreign shares.

Proposed Amendments to the Articles

Article 42

The Company’s share certificates shall be signed by the chairman of the board of directors. If the stock exchange where the shares are listed requires other senior officer’s signature, such signature shall be included. The share certificates shall be effective with affixure of the Company’s seal (or a securities seal) or a facsimile seal (or a securities seal). Authorization from the board of directors is required for affixing the Company seal to share certificates. Signature of the chairman or other senior officer may be made by facsimile signatures.

The issuance and trading of uncertificated shares are subject to the requirements otherwise prescribed by the securities regulatory bodies located at the places where the shares of the Company are listed.

Article 44

The overseas agency so appointed shall ensure from time to time the consistency between the original and the copy of the register of holders of overseas listed foreign shares.

7

APPENDIX	AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF SINOPEC
SHANGHAI PETROCHEMICAL COMPANY LIMITED AND APPENDICES

Current Articles in Articles of Association

Article 54

2.	to inspect and copy for reasonable charges:

i.	all parts of the shareholders’ register;

ii.	particulars of the directors, supervisors and senior officers of the Company including:

a)	present and past names and aliases;

b)	principal residential address;

c)	nationality;

d)	primary and all other business occupations;

e)	identity document and its number.

Article 113

The Company shall have a board of directors which shall consist of eleven to fifteen (11- 15) members, of which more than one-third shall be independent (non-executive) directors (that is, directors who are independent from the shareholders of the Company and do not hold any office in the Company, hereinafter referred to as “independent directors”), and at least one independent director shall be an accounting professional (that is, a person holding a senior position or a certified accountant).

Each specialist committee shall have the following basic responsibilities:

(i)	to propose the appointment or replacement of an external audit firm and to oversee the work of the external audit firm;

(ii)	to oversee the Company’s internal audit policy and the implementation thereof;

Proposed Amendments to the Articles

Article 54

2.	to inspect and copy for reasonable charges:

i.	all parts of the shareholders’ register;

ii.	particulars of the directors, supervisors and senior officers of the Company including:

a)	present and past names and aliases;

b)	nationality;

c)	primary and all other business occupations;

d)	identity document and its number.

Article 113

The Company shall have a board of directors which shall consist of eleven to fifteen (11-15) members, of which more than one-third shall be independent (non-executive) directors (that is, directors who are independent from the shareholders of the Company and do not hold any office in the Company, hereinafter referred to as “independent directors”), and at least one independent director shall be an accounting professional (that is, a person holding a senior position or a certified accountant).

Each specialist committee shall have the following basic responsibilities:

(i)	to propose the appointment or replacement of an external audit firm and to oversee the work of the external audit firm;

(ii)	to oversee the Company’s internal audit policy and the implementation thereof;

8

APPENDIX	AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF SINOPEC
SHANGHAI PETROCHEMICAL COMPANY LIMITED AND APPENDICES

Current Articles in Articles of Association

(iii)	to be in charge of the communications between the Company’s internal and external auditors;

(iv)	to review the Company’s financial reports and the disclosure thereof;

(v)	to review the Company’s internal control system and submit to the board an annual self-assessment report on the Company’s internal control;

(vi)	to review the major connected transactions;

(vii)	to review the arrangements made by the Company for the concerns raised by employees in confidence about improprieties in financial reporting, internal control or other matters, and to ensure that the Company will conduct a fair and independent investigation of these matters and take appropriate follow-up action; and

(viii)	to perform other duties and powers as assigned by the board.

Proposed Amendments to the Articles

(iii)	to ensure that the internal audit function is adequately resourced and has the appropriate standing within the Company, and to review and monitor its effectiveness;

(iv)	to be in charge of the communications between the Company’s internal and external auditors;

(v)	to review the Company’s financial reports and the disclosure thereof;

(vi)	to review the Company’s risk management and internal control systems, and submit to the board an annual self-assessment report on the Company’s risk management and internal control;

(vii)	to discuss the risk management and internal control systems with management to ensure that management has performed its duty to have effective systems. This discussion should include the adequacy of resources, staff qualifications and experience, training programmes and budget of the accounting, financial reporting and internal audit functions;

(viii)	to review the major connected transactions;

9

APPENDIX	AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF SINOPEC
SHANGHAI PETROCHEMICAL COMPANY LIMITED AND APPENDICES

Current Articles in Articles of Association

Article 205

(3)	The Company shall distribute cash dividends when (i) the Company’s realized net profit from the parent for that year was positive; (ii) the aggregate undistributed profit for that year was positive; and (iii) the Company has adequate cash flows for that year over the cash flow requirements for normal operations and sustainable growth. In addition, the accumulative cash dividends of the last three years should not be less than thirty percent of the average distributable profit realized in the last three years.

Article 213

Unless otherwise resolved by shareholders in general meeting, the board of directors to declare half-yearly dividends. Unless otherwise provided by law, the amount of half-yearly dividend shall not exceed fifty per cent. (50%) of the distributable profits as set out in the interim profit statements.

Proposed Amendments to the Articles

(ix)	to review the arrangements made by the Company for the concerns raised by employees in confidence about improprieties in financial reporting, risk management, internal control or other matters, and to ensure that the Company will conduct a fair and independent investigation of these matters and take appropriate follow-up action;

(x)	to consider major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and management’s response to these findings; and

(xi)	to perform other duties and powers as assigned by the board.

Article 205

(3)	The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash outflows of operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year.

Article 213

Unless otherwise resolved by shareholders in general meeting, the board of directors to declare half-yearly dividends. Unless otherwise provided by law, the amount of half-yearly dividend shall not exceed fifty per cent. (50%) of the net profits for such period as set out in the interim profit statements.

10

APPENDIX	AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF SINOPEC
SHANGHAI PETROCHEMICAL COMPANY LIMITED AND APPENDICES

2	Amendments to Rules of Procedure for Board of Directors’ Meeting

Current Articles in the Rules of Procedure

Article 3

The Board shall establish audit, nomination, remuneration and appraisal, and other special committees. These special committees shall consider specific matters and give their opinions and proposals for the Board’s reference when the Board makes decisions.

Any of these special committees shall comprise directors only and the majority of their members shall be independent directors. The members of the audit committee shall be selected from non-executive directors and the majority of them shall be independent directors, at least one of which shall be an accounting professional.

Each specialist committee shall have the following basic responsibilities:

(1)	Major responsibilities of the audit committee are:

(i)	to propose the appointment or replacement of an external audit firm and to oversee the work of the external audit firm;

(ii)	to oversee the Company’s internal audit policy and the implementation thereof;

(iii)	to be in charge of the communications between the Company’s internal and external auditors;

(iv)	to review the Company’s financial reports and the disclosure thereof;

Articles Recommended

Article 3

The Board shall establish audit, nomination, remuneration and appraisal, and other special committees. These special committees shall consider specific matters and give their opinions and proposals for the Board’s reference when the Board makes decisions.

Any of these special committees shall comprise directors only and the majority of their members shall be independent directors. The members of the audit committee shall be selected from non-executive directors and the majority of them shall be independent directors, at least one of which shall be an accounting professional.

Each specialist committee shall have the following basic responsibilities:

(1)	Major responsibilities of the audit committee are:

(i)	to propose the appointment or replacement of an external audit firm and to oversee the work of the external audit firm;

(ii)	to oversee the Company’s internal audit policy and the implementation thereof;

(iii)	to ensure that the internal audit function is adequately resourced and has the appropriate standing within the Company, and to review and monitor its effectiveness;

(iv)	to be in charge of the communications between the Company’s internal and external auditors;

11

APPENDIX	AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF SINOPEC
SHANGHAI PETROCHEMICAL COMPANY LIMITED AND APPENDICES

Current Articles in the Rules of Procedure

(v)	to review the Company’s internal control system and submit to the board an annual self-assessment report on the Company’s internal

(vi)	to review the major connected transactions;

(vii)	to review the arrangements made by the Company for the concerns raised by employees in confidence about improprieties in financial reporting, internal control or other matters, and to ensure that the Company will conduct a fair and independent investigation of these matters and take appropriate follow-up action; and

(viii)	to perform other duties and powers as assigned by the board.

Articles Recommended

(v)	to review the Company’s financial reports and the disclosure thereof;

(vi)	to review the Company’s risk management and internal control system and submit to the board an annual self-assessment report on the Company’s risk management and internal control;

(vii)	to discuss the risk management and internal control systems with management to ensure that management has performed its duty to have effective systems. This discussion should include the adequacy of resources, staff qualifications and experience, training programmes and budget of the accounting, financial reporting and internal audit functions;

(viii)	to review the major connected transactions;

(ix)	to review the arrangements made by the Company for the concerns raised by employees in confidence about improprieties in financial reporting, risk management, internal control or other matters, and to ensure that the Company will conduct a fair and independent investigation of these matters and take appropriate follow-up action;

(x)	to consider major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and management’s response to these findings; and

(xi)	to perform other duties and powers as assigned by the board.

12

APPENDIX	AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF SINOPEC
SHANGHAI PETROCHEMICAL COMPANY LIMITED AND APPENDICES

Current Articles in the Rules of Procedure

Article 35

The board of directors’ meeting should normally resolve on all the matters examined at the meeting.

A resolution on the Company’s connected transactions shall not be valid until it has the consent of all independent directors.

The independent directors’ opinions shall be set out in the resolutions of the board of directors’ meetings.

Articles Recommended

Article 35

The board of directors’ meeting should normally resolve on all the matters examined at the meeting.

A resolution on the Company’s connected transactions shall be accompanied by the independent opinions of the independent non-executive directors.

The independent directors’ opinions shall be set out in the resolutions of the board of directors’ meetings.

13

Exhibit 99.3

Form of Proxy for the 2015 Annual General Meeting

Number of H shares relevant to this form of proxy                                                                                                                                                                                  (Note 1)

I/We                                                                                                                                                                                                                                                            (Note 2)

of address                                                                                                                                                 being shareholder/shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding                                          H shares (Note 3) of the Company hereby appoint the Chairman of the 2015 annual general meeting (the “AGM”)/                                          (Note 4) as my/our proxy to attend the AGM on my/our behalf to be held at Function Room, 2/F, North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China on Wednesday, 15 June 2016 at 2:00 p.m. to vote on the following resolutions as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote:

Resolutions of Non-cumulative Voting		For (Note 5)	Against (Note 5)
Ordinary Resolutions
1	To consider and approve the 2015 Work Report of the Board of the Company
2	To consider and approve the 2015 Work Report of the Supervisory Committee of the Company
3	To consider and approve the 2015 Audited Financial Statements of the Company
4	To consider and approve the 2015 Profit Distribution Plan of the Company
5	To consider and approve the 2016 Financial Budget Report of the Company
6	To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2016 and the authorization to the Board to fix their remuneration
Special Resolution
7	To consider and approve the amendments to both the articles of association of the Company and appendices of those articles as proposed by the Board, and the authorisation to the secretary of the Board to, on behalf of the Company, transact all relevant matters in relation to such amendments regarding any applications, approvals, disclosure, registrations and filings (including wording amendments as requested by the regulatory authorities)

Date:	2016	Signature (Note 6):

Notes:

1.	Please fill in the number of H shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy to be deemed to relate to all the H shares of the Company registered in your name(s).
2.	Please fill in your full name(s) and address(es) in BLOCK LETTERS.
3.	Please fill in the number of H shares registered in your name(s).
4.	Any shareholder entitled to attend and vote at the AGM is entitled to appoint one or more than one proxy to attend the AGM and vote on his/ her behalf. A proxy need not be a shareholder of the Company. If any proxy other than the Chairman of the AGM is preferred, please strike out “the Chairman of the 2015 Annual General Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but he/she must attend the AGM in person.
5.	Note: If you intend to vote for any resolution, please mark “✓” in the “for” column. If you intend to vote against the resolution, please mark “✓” in the “against” column. If no instruction is given, the proxy shall have the discretion to vote.
6.	This form of proxy must be signed by you or your proxy duly authorized in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorized. If this form of proxy is signed by your proxy, it must be notarized.
7.	In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarized copy thereof, must be returned to the Company’s H shares share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof (as the case may be).
8.	Any alternation made to this form of proxy must be initialled by the person(s) who sign(s) it.
9.	In representing a shareholder to attend the AGM, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the person appointing the proxy or his/her legal representative. The power of attorney shall state the date of issuance.

Exhibit 99.4

Notice of Attendance for 2015 Annual General Meeting

In accordance with the Company Law of the People’s Republic of China and relevant requirements, shareholders who wish to attend the 2015 Annual General Meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) have to fill in the following notice of attendance.

		A Share	H Share
Name	Number of shares
Identity Card No.	Shareholder number
Address	Telephone number

Signature:	Date:

Notes:

1.	In accordance with the resolutions passed at the 12th meeting of the eighth session of the board of directors of the Company, the share registration date for the AGM is Friday, 13 May 2016. Shareholders whose names appear on the register of members of the Company after the close of trading on that day are entitled to complete this notice of attendance and attend the AGM.
2.	Please fill in this notice of attendance in BLOCK LETTERS. Filling in a copy of this form is also valid.
3.	Please attach a copy each of your identification document and proof of your shareholding. A shareholder attending the AGM shall produce his/her shareholder account card and identity card. Where a proxy is appointed to attend the meeting, the proxy shall also produce a power of attorney and his/her identity card. Where the shareholder is a corporate shareholder, its proxy shall produce a certification of the corporate shareholder and complete the registration procedure.
4.	Please return this notice of attendance by Thursday, 26 May 2016 (based on the postal chop of the local post office, if by mail).

(a)	Holders of the Company’s A shares

(1)	If this notice is returned by delivery in person, you can deliver to:

The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

48 Jinyi Road

Jinshan District

Shanghai, PRC

or

The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

Suite B, 28/F, Huamin Empire Plaza

728 West Yan’an Road

Shanghai, PRC

(2)	If this notice is returned by mail, you can mail to:

The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

48 Jinyi Road

Jinshan District

Shanghai 200540, PRC

(3)	If this notice is returned by fax, you can fax to:

The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

Fax number: (8621) 5794 0050

(b)	Holders of the Company’s H shares

Please return this notice of attendance in person or by mail to the Company’s H shares share registrar:

Hong Kong Registrars Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wan Chai, Hong Kong

Exhibit 99.5

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2016 First Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. Important Message

1.1 The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and Senior Management warrant the truthfulness, accuracy and completeness of the information contained in the 2016 first quarterly report, and warrant that there are no false representations or misleading statements contained in or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2 All directors attended the twelfth meeting of the eighth session of the Board, and have adopted the 2016 first quarterly report at this meeting.

1.3 Mr. Wang Zhiqing, Chairman and President of the Company, Mr. Ye Guohua, Director and Chief Financial Officer, and Mr. Hua Xin, Deputy Chief Financial Officer, cum Director of the Finance Department, warrant the truthfulness, accuracy and completeness of the financial report contained in the 2016 first quarterly report.

1.4 The financial report of the Company for the three-month period ended 31 March 2016 (the “Reporting Period”) was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

1.5 On 13 January 2016, the National Development and Reform Commission announced the “Notice of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil” (Fa Gai Jia Ge [2016] No. 64) (the “Notice”), stating that when the price of crude oil in the international market — with which the domestic refined oil price is affiliated — is lower than US$40/barrel, the domestic refined oil price will not be adjusted downward further (the so-called “floor price”). The Notice states that “when the price of crude oil in the international market is lower than US$40/barrel, which is the regulatory lower limit, the amount of refined oil price that has not been adjusted will be put into a risk reserve fund. A dedicated account will be set up which requires the approval of the government before using. The fund will mainly be used for energy conservation, emissions reduction, oil product quality upgrading and oil supply security. Specific management measures will be announced separately.” As at the date of this Report, the specific management measures have not been announced yet, and the Company has not withdrawn any provisions.

2. Key Financial Data & Changes in Shareholdings

2.1 Major Accounting Data

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets (RMB’000)	28,050,593	28,022,171	0.10
Total equity attributable to equity shareholders of the Company (RMB’000)	21,018,001	19,838,862	5.94

	From the beginning of the year to the end of the Reporting Period (January to March 2016)	From the beginning of the year to the end of the Reporting Period last year (January to March 2015)	Increase/decrease as compared to the corresponding period of the previous year (%)
Net cash flows generated from operating activities (“-” for net outflow) (RMB’000)	1,947,815	-1,045,568	Not applicable

	From the beginning of the year to the end of the Reporting Period (January to March 2016)	From the beginning of the year to the end of the Reporting Period last year (January to March 2015)	Increase/decrease as compared to the corresponding period of the previous year (%)
Revenue (RMB’000)	16,564,814	19,630,320	-15.62
Net profit attributable to equity shareholders of the Company (RMB’000)	1,145,237	52,176	2,094.95
Net profit attributable to equity shareholders of the Company excluding non-recurring items (RMB’000)	1,153,846	56,323	1,948.62
Return on net assets (weighted average) (%)	5.609	0.314	Increased by 5.295 percentage points
Basic earnings per share (RMB/share)	0.106	0.005	2,020.00
Diluted earnings per share (RMB/share)	0.106	0.005	2,020.00

Excluded non-recurring items and amount:

Unit: RMB’000

Item	Amount
Net loss from disposal of non-current assets	-3,668
Employee reduction expenses	-2,798
Government grants recorded in profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	3,554
Income from external entrusted loans	579
Other non-operating income and expenses other than those mentioned above	-8,971
Effect attributable to minority interests (after tax)	-180
Income tax effect	2,875

Total	-8,609

2.2 Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholdings, and Top Ten Shareholders of Circulating Shares (Without Trading Restriction)

Unit: Share

Total number of shareholders				127,111

Shareholdings of the top ten shareholders
Name of shareholder	Number of shares held as at the end of the Period	Percentage of total shareholding (%)	Number of trading restricted shares held	Status of pledged/frozen shares
				Status of shares	Number of shares	Type of shareholder
China Petroleum & Chemical Corporation	5,460,000,000	50.56	4,380,000,000	Nil	0	State-owned enterprise legal person
HKSCC (Nominees) Ltd.	3,454,160,321	31.98	0	Unknown	—	Foreign legal person
China Securities Finance Corporation Limited	308,752,809	2.86	0	Unknown	—	Others
Central Huijin Asset Management Ltd.	67,655,800	0.63	0	Unknown	—	Others
Shanghai Kangli Gong Mao Company	21,415,300	0.20	0	Unknown	—	Others
NSSF Four Hundred Fourteen Combination	19,999,948	0.19	0	Unknown	—	Others
Bank of China Limited ChinaAMC new economy flexible configured hybrid securities investment fund	19,645,656	0.18	0	Unknown	—	Others
NSSF Four Hundred Twelve Combination	14,967,897	0.14	0	Unknown	—	Others
Zhong Ou Fund — Agricultural Bank — Zhong Ou China Securities and Financial Assets Management Program	13,839,100	0.13	0	Unknown	—	Others
Da Cheng Fund — Agricultural Bank — Da Cheng China Securities and Financial Assets Management Program	13,839,100	0.13	0	Unknown	—	Others
China Southern Fund — Agricultural Bank — China Southern China Securities and Financial Assets Management Program	13,839,100	0.13	0	Unknown	—	Others
GF Fund — Agricultural Bank — GF China Securities and Financial Assets Management Program	13,839,100	0.13	0	Unknown	—	Others
Bosera Funds — Agricultural Bank — Bosera China Securities and Financial Assets Management Program	13,839,100	0.13	0	Unknown	—	Others
ICBC Credit Suisse Fund — Agricultural Bank — ICBC Credit Suisse China Securities and Financial Assets Management Program	13,839,100	0.13	0	Unknown	—	Others
Harvest Fund — Agricultural Bank — Harvest China Securities and Financial Assets Management Program	13,839,100	0.13	0	Unknown	—	Others
EFund — Agricultural Bank — EFund China Securities and Financial Assets Management Program	13,839,100	0.13	0	Unknown	—	Others

Shareholdings of the top ten shareholders of circulating shares without trading restriction
		Type and Number of shares
Name of shareholder (in full)	Number of circulating shares without trading restrict held	Type of shares	Number of shares
HKSCC (Nominees) Ltd.	3,454,160,321	Overseas listed foreign shares	3,454,160,321
China Petroleum & Chemical Corporation	1,080,000,000	RMB-denominated ordinary shares	1,080,000,000
China Securities Finance Corporation Limited	308,752,809	RMB-denominated ordinary shares	308,752,809
Central Huijin Asset Management Ltd.	67,655,800	RMB-denominated ordinary shares	67,655,800
Shanghai Kangli Gong Mao Company	21,415,300	RMB-denominated ordinary shares	21,415,300
NSSF Four Hundred Fourteen Combination	19,999,948	RMB-denominated ordinary shares	19,999,948
Bank of China Limited — ChinaAMC new economy flexible configured hybrid securities investment fund	19,645,656	RMB-denominated ordinary shares	19,645,656
NSSF Four Hundred Twelve Combination	14,967,897	RMB-denominated ordinary shares	14,967,897
Zhong Ou Fund — Agricultural Bank — Zhong Ou China Securities and Financial Assets Management Program	13,839,100	RMB-denominated ordinary shares	13,839,100
Da Cheng Fund — Agricultural Bank — Da Cheng China Securities and Financial Assets Management Program	13,839,100	RMB-denominated ordinary shares	13,839,100
China Southern Fund — Agricultural Bank — China Southern China Securities and Financial Assets Management Program	13,839,100	RMB-denominated ordinary shares	13,839,100
GF Fund — Agricultural Bank — GF China Securities and Financial Assets Management Program	13,839,100	RMB-denominated ordinary shares	13,839,100
Bosera Funds — Agricultural Bank — Bosera China Securities and Financial Assets Management Program	13,839,100	RMB-denominated ordinary shares	13,839,100
ICBC Credit Suisse Fund — Agricultural Bank — ICBC Credit Suisse China Securities and Financial Assets Management Program	13,839,100	RMB-denominated ordinary shares	13,839,100
Harvest Fund — Agricultural Bank — Harvest China Securities and Financial Assets Management Program	13,839,100	RMB-denominated ordinary shares	13,839,100
EFund — Agricultural Bank — EFund China Securities and Financial Assets Management Program	13,839,100	RMB-denominated ordinary shares	13,839,100
Description of any connected relationships or act-in-concert parties relationships among the above shareholders	Among the above-mentioned shareholders, China Petroleum
& Chemical Corporation, a state-owned enterprise legal
person, does not have any connected relationships with the
other shareholders and is not an act-in-concert party of the other shareholders under the “Administration Measures on
Acquisition of Listed Companies”. Among the above-
mentioned shareholders, HKSCC (Nominees) Limited is a
nominee shareholder. Apart from the above, the Company is
not aware of any other connected relationships among the
other shareholders or any act-in-concert parties under the
“Administration Measures on the Acquisition of Listed
	Companies”.

3. Major Events

3.1 Description of Substantial Changes in Major Financial Report Items and Financial Indicators of the Company

Unit: RMB’000

Item	As at 31 March 2016	As at 31 December 2015	Increase/ decrease amount	Change (%)	Major Reason for change
Cash at bank and on hand	1,903,416	1,077,430	825,986	76.66	Increase in profit in the Reporting Period, cash generated from operating activities increased
Advances to suppliers	108,677	15,131	93,546	618.24	Increase in pre-paid purchase fund
Interests receivable	4,466	2,491	1,975	79.29	Increase in interests receivable of bank deposits
Short-term borrowings	1,134,657	2,070,000	-935,343	-45.19	Recorded profit in the Reporting Period, resulting in a decrease in capital demand
Employee benefit payable	134,155	39,999	94,156	235.40	Increase in the provisions for bonus payable under incentive scheme
Specific reserve	29,255	953	28,302	2,969.78	Increase in the provisions for accrued safety production costs which was unused

Unit: RMB’000

Item	For the three-month period ended 31 March		Increase/ decrease amount	Change (%)	Major Reason for change
	2016	2015
Financial expenses	7,591	59,682	-52,091	-87.28	Fall in interest expenses of borrowings
Asset impairment losses	-11	5,726	-5,737	-100.19	Decrease in provisions for inventory impairment
Investment income	163,525	81,653	81,872	100.27	Increase in profit of joint enterprises and investment income of the Company increased
Operating profit	1,506,027	63,162	1,442,865	2,284.39	Prices of the Company’s major products decreased to a lesser extent than the costs of the raw materials it procured and the “floor price” for domestic refined oil (please refer to “Important Message” for details) has given substantial support to the results of the Company.
Net profit	1,151,535	63,302	1,088,233	1,719.11
Net profit attributable to equity shareholders of the Company	1,145,237	52,176	1,093,061	2,094.95
Non-operating income	3,914	10,009	-6,095	-60.90	Decrease in payables that do not need to be paid in the Reporting Period
Income tax expenses	345,407	-1,490	346,897	Not Applicable	Increase in profit in the Reporting Period

3.2 Significant events and their impacts and solutions

Not applicable.

3.3 Fulfillment of commitments by the Company and shareholders holding more than 5% of shares

(1)	Undertakings about Share Reform Proposal of the Company

The Company disclosed The Explanatory Memorandum for the Share Reform Proposal of the Company (the Revised Draft) on 20 June 2013, in which the Company’s controlling shareholder China Petroleum & Chemical Corporation (“Sinopec Corp.”) has made the following undertakings which is effective until the end of the reporting period:

1.	Sinopec Corp. shall not, within 12 months from the date on which its non-circulating shares of Company acquire the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), deal in or transfer such shares through the relevant stock exchanges. Upon the expiration of the aforesaid undertaking, the amount of existing non-circulating shares to be disposed by Sinopec Corp through trading on the stock exchanges shall not exceed 5% of the total amount of shares held by Sinopec Corp. within the next 12 months, and not exceed 10% within the next 24 months.

2.	Sinopec Corp. shall continue to support the subsequent development of the Company upon the completion of the A-share reform proposal and shall use this as a platform for the development of related businesses in future.

For more details, please refer to The Explanatory Memorandum for the Share Reform Proposal of the Company (the Revised Draft)(Full Version) uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and published in Shanghai Securities News and China Securities Journal on 20 June 2013. The A-share reform proposal was approved at the relevant A-share shareholder meeting held on 8 July 2013. After the implementation of the proposal on 20 August 2013, the Company’s A shares resumed trading, and non-circulating shares held by non-circulating shares shareholders obtained the right to circulate those shares in the market. For more details on the implementation of A-share reform proposal, please refer to The “Implementation Report on Sinopec Shanghai Petrochemical Company Limited A-share Reform Proposal” published in the issues of Shanghai Securities News and China Securities Journal dated 14 August 2013 and uploaded on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

(2) Major shareholders’ undertakings not to reduce stock holdings

On 13 July, 2015, the Company received notice from the controlling shareholder, Sinopec Corp., that for the purposes of supporting the healthy development of the Group and to advance China’s economy and capital market momentum, Sinopec Corp. undertakes that it would not reduce its shareholdings in the Company within 6 months following the announcement.

With regard to the aforementioned three undertakings, the Company did not notice any conditions that violated the undertakings or any unfulfilled matters during the required period.

3.4 Warning and explanation of forecasted loss in accumulated net profit from the beginning of the year to the end of next reporting period or significant changes in accumulated net profit compared to the corresponding period last year

Not applicable.

4 APPENDIX

4.1 CONSOLIDATED BALANCE SHEETS

AS AT 31 MARCH 2016

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(Unaudited)	(Audited)
Current assets
Cash at bank and on hand	1,903,416	1,077,430
Notes receivable	1,236,681	1,007,373
Accounts receivable	1,264,951	1,624,571
Advances to suppliers	108,677	15,131
Interest receivable	4,466	2,491
Dividends receivable	8,561	—
Other receivables	24,529	29,050
Inventories	3,676,366	4,178,188
Other current assets	177,773	209,746

Total current assets	8,405,420	8,143,980

Non-current assets
Long-term equity investments	3,626,103	3,471,139
Investment properties	402,183	405,572
Fixed assets	14,033,143	14,424,899
Construction in progress	758,428	722,520
Fixed assets pending for disposal	33	—
Intangible assets	419,176	423,529
Long-term prepaid expenses	337,890	359,487
Deferred tax assets	68,217	71,045

Total non-current assets	19,645,173	19,878,191

Total assets	28,050,593	28,022,171

CONSOLIDATED BALANCE SHEETS (Continued)

AS AT 31 MARCH 2016

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(Unaudited)	(Audited)
Current liabilities
Short-term borrowings	1,134,657	2,070,000
Notes payable	32,000	—
Accounts payable	2,485,940	3,017,878
Advances from customers	451,115	579,887
Employee benefits payable	134,155	39,999
Taxes payable	1,683,786	1,368,418
Interest payable	1,014	1,890
Dividends payable	19,119	19,119
Other payables	629,820	629,080

Total current liabilities	6,571,606	7,726,271

Non-current liabilities
Deferred income	157,650	160,000

Total non-current liabilities	157,650	160,000

Total liabilities	6,729,256	7,886,271

Shareholders’ equity
Share capital	10,800,000	10,800,000
Capital surplus	522,224	516,624
Specific reserve	29,255	953
Surplus reserve	4,493,260	4,493,260
Undistributed profits	5,173,262	4,028,025

Total equity attributable to equity shareholders of the Company	21,018,001	19,838,862

Minority interests	303,336	297,038

Total shareholders’ equity	21,321,337	20,135,900

Total liabilities and shareholders’ equity	28,050,593	28,022,171

COMPANY BALANCE SHEETS

AS AT 31 MARCH 2016

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(Unaudited)	(Audited)
Current assets
Cash at bank and on hand	1,756,165	942,264
Notes receivable	930,513	679,084
Accounts receivable	718,533	1,034,286
Advances to suppliers	100,648	10,377
Dividends receivable	4,398	2,420
Other receivables	17,709	10,968
Inventories	3,444,887	3,955,550
Other current assets	52,810	86,481

Total current assets	7,025,663	6,721,430

Non-current assets
Long-term equity investments	4,710,832	4,550,126
Investment properties	399,243	402,581
Fixed assets	13,701,198	14,080,657
Construction in progress	758,428	722,520
Fixed assets pending for disposal	33	—
Intangible assets	345,114	348,193
Long-term prepaid expenses	324,779	345,978
Deferred tax assets	60,039	62,867

Total non-current assets	20,299,666	20,512,922

Total assets	27,325,329	27,234,352

COMPANY BALANCE SHEETS (Continued)

AS AT 31 MARCH 2016

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(Unaudited)	(Audited)
Current liabilities
Short-term borrowings	1,629,000	2,499,000
Notes payable	32,000	—
Accounts payable	1,831,186	2,275,922
Advance from customers	341,916	446,318
Employee benefits payable	127,448	34,264
Taxes payable	1,656,905	1,330,067
Interest payable	1,425	2,370
Dividends payable	19,119	19,119
Other payables	724,104	843,724

Total current liabilities	6,363,103	7,450,784

Non-current liabilities
Deferred income	157,500	160,000

Total non-current liabilities	157,500	160,000

Total liabilities	6,520,603	7,610,784

Shareholders’ equity
Share capital	10,800,000	10,800,000
Capital surplus	522,224	516,624
Specific reserve	27,185	—
Surplus reserve	4,493,260	4,493,260
Undistributed profits	4,962,057	3,813,684

Total shareholders’ equity	20,804,726	19,623,568

Total liabilities and shareholders’ equity	27,325,329	27,234,352

4.2 CONSOLIDATED INCOME STATEMENTS (Unaudited)

FOR THE THREE MONTHS ENDED 31 MARCH 2016

Unit: RMB’000

Items	Three months ended 31 March
	2016	2015
Revenue	16,564,814	19,630,320
Less: Cost of sales	11,390,927	15,209,321
Taxes and surcharges	2,895,830	3,520,244
Selling and distribution expenses	115,517	123,031
General and administrative expenses	812,458	730,807
Financial expenses	7,591	59,682
Asset impairment losses (“-” to indicate reversal)	-11	5,726
Add: Investment income	163,525	81,653
Including: Share of income of associates and joint ventures	163,525	81,653
Operating profit	1,506,027	63,162
Add: Non-operating income	3,914	10,009
Including: gains on disposal of non-current assets	154	660
Less: Non-operating expenses	12,999	11,359
Including: losses on disposal of non-current assets	3,822	4,541

Total profit	1,496,942	61,812

Less: Income tax expenses	345,407	-1,490
Net profit	1,151,535	63,302
Attributable to equity shareholders of the Company	1,145,237	52,176
Minority interests	6,298	11,126

Total comprehensive income	1,151,535	63,302

Attributable to equity shareholders of the Company	1,145,237	52,176
Minority interests	6,298	11,126
Earnings per share
Basic earnings per share(RMB)	0.106	0.005
Diluted earnings per share(RMB)	0.106	0.005

COMPANY INCOME STATEMENTS (Unaudited)

FOR THE THREE MONTHS ENDED 31 MARCH 2016

Unit: RMB’000

Items	Three months ended 31 March
	2016	2015
Revenue	12,443,738	16,448,222
Less: Cost of sales	7,341,252	12,129,811
Taxes and surcharges	2,893,869	3,518,209
Selling and distribution expenses	91,973	93,116
General and administrative expenses	775,426	691,746
Financial expenses	5,912	62,937
Asset impairment losses (“-” to indicate reversal)	-11	26
Add: Investment income	160,706	76,487
Including: Share of income of associates and joint ventures	160,706	76,487
Operating profit (“-” to indicate loss)	1,496,023	28,864
Add: Non-operating income	3,547	9,891
Including: gains on disposal of non-current assets	154	660
Less: Non-operating expenses	12,876	11,352
Including: losses on disposal of non-current assets	3,699	4,536

Total profit	1,486,694	27,403

Less: Income tax expenses	338,320	-10,222
Net profit	1,148,374	37,625

Total comprehensive income	1,148,374	37,625

4.3 CONSOLIDATED CASH FLOW STATEMENTS (Unaudited)

FOR THE THREE MONTHS ENDED 31 MARCH 2016

Unit: RMB’000

Items	Three months ended 31 March
	2016	2015
Cash flows from operating activities
Cash received from sales of goods or rendering of services	18,741,280	22,124,649
Refund of taxes and surcharges	9,311	18,338
Cash received relating to other operating activities	1,980	7,139

Sub-total of cash inflows	18,752,571	22,150,126

Cash paid for goods and services	-12,055,529	-18,561,621
Cash paid to and on behalf of employees	-578,639	-624,954
Payments of taxes and surcharges	-3,976,162	-3,881,220
Cash paid relating to other operating activities	-194,426	-127,899

Sub-total of cash outflows	-16,804,756	-23,195,694

Net cash flows generated from operating activities (“ - ” to indicate net cash flows used in operating activities)	1,947,815	-1,045,568

Cash flows from investing activities
Cash received from entrusted lending	12,000	—
Cash received from returns on investments	—	15,638
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	-2,855	948
Cash received relating to other investing activities	13,095	11,761

Sub-total of cash inflows	22,240	28,347

Cash paid to acquire fixed assets, intangible assets and other long-term assets	-179,707	-125,367
Cash paid to entrusted lending	-12,000	-12,000

Sub-total of cash outflows	-191,707	-137,367

Net cash flows used in investing activities	-169,467	-109,020

CONSOLIDATED CASH FLOW STATEMENTS (Unaudited) (Continued)

FOR THE THREE MONTHS ENDED 31 MARCH 2016

Unit: RMB’000

Items	Three months ended 31 March
	2016	2015
Cash flows from financing activities
Cash received from borrowings	1,624,657	12,222,829

Sub-total of cash inflows	1,624,657	12,222,829

Cash repayments of borrowings	-2,560,000	-10,941,138
Cash paid for distribution of dividends or profits and interest expenses	-15,883	-84,664

Sub-total of cash outflows	-2,575,883	-11,025,802

Net cash flows generated from financing activities (“ - ” to indicate net cash flows used in financing activities)	-951,226	1,197,027

Effect of foreign exchange rate changes on cash and cash equivalents	-1,136	20

Net increase in cash and cash equivalents	825,986	42,459
Add: Cash and cash equivalents at beginning of the period	1,077,430	279,198

Cash and cash equivalents at end of the period	1,903,416	321,657

COMPANY CASH FLOW STATEMENTS (Unaudited)

FOR THE THREE MONTHS ENDED 31 MARCH 2016

Unit: RMB’000

Items	Three months ended 31 March
	2016	2015
Cash flows from operating activities
Cash received from sales of goods or rendering of services	14,130,010	18,412,050
Cash received relating to other operating activities	893	7,021

Sub-total of cash inflows	14,130,903	18,419,071

Cash paid for goods and services	-7,465,761	-14,933,784
Cash paid to and on behalf of employees	-535,679	-587,074
Payments of taxes and surcharges	-3,943,694	-3,845,940
Cash paid relating to other operating activities	-310,324	-47,421

Sub-total of cash outflows	-12,255,458	-19,414,219

Net cash flows generated from operating activities (“ - ” to indicate net cash flows used in operating activities)	1,875,445	-995,148

Cash flows from investing activities
Cash received from returns on investments	—	12,500
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	-2,855	558
Cash received relating to other investing activities	10,002	7,687

Sub-total of cash inflows	7,147	20,745

Cash paid to acquire fixed assets, intangible assets and other long-term assets	-179,704	-125,052

Sub-total of cash outflows	-179,704	-125,052

Net cash flows used in investing activities	-172,557	-104,307

COMPANY CASH FLOW STATEMENTS (Unaudited) (Continued)

FOR THE THREE MONTHS ENDED 31 MARCH 2016

Unit: RMB’000

Items	Three months ended 31 March
	2016	2015
Cash flows from financing activities
Cash received from borrowings	2,018,000	12,537,858

Sub-total of cash inflows	2,018,000	12,537,858

Cash repayments of borrowings	-2,888,000	-11,274,628
Cash paid for distribution of dividends or profits and interest expenses	-18,987	-85,116

Sub-total of cash outflows	-2,906,987	-11,359,744

Net cash flows generated from financing activities (“ - ” to indicate net cash flows used in financing activities)	-888,987	1,178,114

Effect of foreign exchange rate changes on cash and cash equivalents	—	5

Net increase in cash and cash equivalents	813,901	78,664
Add: Cash and cash equivalents at beginning of the period	942,264	186,348

Cash and cash equivalents at end of the period	1,756,165	265,012

By Order of the Board
Wang Zhiqing
Chairman

Shanghai, the PRC, 27 April 2016

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin, and the Independent Non-executive Directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.

18